                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 6-K
                           REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               dated May 10, 2001


                                   ILOG S.A.

                             9 Rue De Verdun BP 85
                             94253 Gentilly, France
                    (Address of principal executive offices)


    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F     X         Form 40-F
                               ---                         ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                    Yes                      No             X
                               ---                         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   ILOG S.A.


                                   FORM 6-K

ILOG S.A. (the "Company") reported its results for the three months and nine months ended March 31, 2001 in a press release dated April 26, 2001. Such press release is attached as EXHIBIT 99.1 hereto and is incorporated by reference herein.


                                 EXHIBIT INDEX

Exhibit 99.1 Press release, dated April 26, 2001, announcing the results of ILOG S.A. for the three months and nine months ended March 31, 2001.


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ILOG S.A.


                    By:    /s/ Roger D. Friedberger
                         ---------------------------------
                         Roger D. Friedberger
                         Chief Financial Officer


Date: May 10, 2001

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